

Mail Stop 3720

November 2, 2016

David Sturgeon
Chief Financial Officer
Central European Media Enterprises Ltd.
O'Hara House
3 Bermudiana Road
Hamilton HM08, Bermuda

> **Re: Central European Media Enterprises Ltd.**
> **Registration Statement on Form S-3**
> **Filed November 2, 2016**
> **File No. 333-214381**

Dear Mr. Sturgeon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications